SILLS CUMMIS EPSTEIN & GROSS A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500

Robert Crane Member of the Firm Direct Dial: (973) 643-5055 E-mail: mcrane@sillscummis.com	30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6500

September 8, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Mark P. Shuman
Nicholas Panos
Adam Halper

Re:

Computer Horizons Corp.
Preliminary Proxy Statement of Crescendo Partners II L.P., Series R
Filed:  August 19, 2005
File No.:   000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed:  July 22, 2005

Dear Sirs and Madam:

This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (“CHC”), to the amended Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Amended Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended (the “Schedule 13D”).  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Amended Preliminary Proxy Statement filed via EDGAR by Crescendo.

•                  The Amended Preliminary Proxy Statement contains extensive discussion about a proposed merger with Analysts International Corporation, the anticipated transaction costs relating thereto, and the possible reconfiguration of CHC’s Board in connection with the proposed merger, all of which is now moot.  The Amended Preliminary Proxy Statement needs to be updated in order to prevent shareholder confusion.  All stale and extraneous information relating to the proposed merger should be deleted.

•                  Page 6.  Crescendo states that “[Crescendo’s] counsel responded, requesting that Computer Horizons announce the record date required to be set by the Company’s By-laws”.  This is an inaccurate statement which should be corrected.  In fact, by letter dated August 16, 2005, Crescendo’s counsel requested that CHC “notify us of the record date” (emphasis added).  This was considered to be an improper request for inside information prior to disclosure to all shareholders.

•                  Page 10.  Crescendo states that “WE BELIEVE THERE ARE POTENTIALLY MORE FAVORABLE OPPORTUNITIES FOR COMPUTER HORIZONS THAN THE PROPOSED MERGER.”  If there is a basis for such statement, the basis should be disclosed.  Otherwise, the statement should be removed.  Similarly, at page 16, Crescendo suggests that it already has value enhancing plans.  If this is true, the nature of the “plans” should be disclosed.  Otherwise, the statement should be removed since there appears to be no basis for this statement.

•                  Page 13.  In Proposals No. 2 and No. 3, Crescendo proposes that CHC’s shareholders fix the number of directors at five and elect five persons who have been specifically identified as Crescendo’s director nominees.  In its proposed proxy card, Crescendo requests proxies to elect the same five identified director nominees.  However, at page 17 (and only at page 17), Crescendo purports to reserve the right, under certain circumstances, to use its proxies to vote for substitute nominees and to nominate additional directors.  These purported reservations of rights are inconsistent with the purposes for the special meeting of shareholders as specifically set forth in Crescendo’s request for the meeting; they are also inconsistent with the Proposals made in the Amended Preliminary Proxy Statement (including in the proposed proxy card).  Thus, all references to such reservations of rights should be deleted from the Amended Preliminary Proxy Statement.  If any of these references remain in the Amended Preliminary Proxy Statement, Crescendo should disclose information about any substitute and/or additional nominees consistent with the disclosure required by Schedule 14A regarding directors.  No statement is made as to whether disclosure of the identities and credentials of any such substitute or additional nominees would be made on a timely basis in order for CHC’s shareholders to have the opportunity to make an informed decision about removing all incumbent directors and replacing them with Crescendo’s nominees.

•                  Page 17.  Crescendo states that “[t]he Nominees will not receive any compensation from [Crescendo] for their services as directors of Computer Horizons.”  Crescendo should disclose whether any member of Crescendo (or an affiliate thereof) has agreed to compensate any of the Crescendo director nominees, whether or not any such compensation has been nominally tied to any such nominee’s agreement to stand for election.  Crescendo should also disclose whether any compensation has been offered, given or agreed to by given by it or any of its affiliates to any other member of the Crescendo group.

•                  Page 18.  Crescendo states that “If the Nominees are elected, [Crescendo intends] to review each of the SERPs and employment agreements . . . and evaluate whether the change of control provisions contained therein have been triggered.”  This is misleading in several respects.  First, it suggests that $14.12 million of change in control costs might not be triggered if CHC’s entire Board is replaced.  Second, it suggests that Crescendo has not reviewed those SERPs and employment agreements that are publicly available.  Crescendo should be required to acknowledge that it has reviewed such documents, and disclose any basis for suggesting that change in control payments would not be triggered thereunder if CHC’s Board is replaced.

•                  Page 22.  Crescendo states that “The entire expense of soliciting proxies is being borne by[Crescendo] ..…”  However, on page 23, Crescendo states that “[Crescendo] intends to seek reimbursement from Computer Horizons of all expenses it incurs in connection with the Solicitations.”  The disclosure on page 22 should be clarified to explain this inconsistency, and the approximate expenses should be disclosed.

We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:           William J. Murphy

Michael C. Caulfield, Esq.